Exhibit 99
[Midwest Grain Products Logo and Address]

News Release

FOR IMMEDIATE RELEASE:  MIDWEST GRAIN REPORTS SECOND
                        QUARTER EARNINGS IMPROVEMENT

   ATCHISON, Kan., February 8, 2001--Ladd Seaberg, president and chief executive officer of Midwest Grain Products, Inc. (MWGP), today announced that the company's results for the second quarter of fiscal 2001 showed an improvement over the same period the prior year. Net income for the quarter, which ended Dec. 31, 2000, was $1,724,000, or 20 cents per share, on sales of $58,489,000.
That compares to net income of $1,563,000, or 17 cents per share, on sales of $59,962,000 that the company experienced in the second quarter of fiscal 2000.

   The second quarter earnings more than offset a net loss of $395,000 that was incurred in the first quarter of fiscal 2001. As a result, Midwest Grain posted net income of $1,329,000, or 16 cents per share, on sales of $116,786,000 for the first six months of the year. For the first six months of fiscal 2000, the company had net income of $2,314,000, or 25 cents per share, on sales of $114,937,000. The company's earnings before interest, taxes, depreciation and amortization in the current year's first six months was $9,426,000 compared to $11,328,000 in the first half of the prior year.

   Seaberg noted that the improvement in second quarter profitability occurred notwithstanding a substantial jump in utility costs over the prior year. He attributed the earnings increase mainly to the effects of heightened demand for the company's fuel grade alcohol, or ethanol as it is commonly known. As previously announced, the increased demand has occurred partially as the result of widespread concerns over the use of MTBE, a synthetically derived fuel oxygenate that has shown to be harmful to groundwater supplies. "Our country more and more is realizing the merits of natural, grain-based alcohol for use in motor fuels," Seaberg said. "Clean-burning and derived from a renewable source, it not only provides a wonderful market for American farmers, but helps reduce America's dependence on and subjugation to foreign oil producers." In response to increased second quarter demand, the company raised fuel alcohol production levels, while also making positive price adjustments.

   The company also experienced increased selling prices for its food grade alcohol for beverage applications due to increased demand for that product. However, sales of food grade alcohol for both beverage and industrial uses were reduced in the second quarter, principally due to lower sales in export markets but partially as the result of the company's strategy to shift more of its alcohol production mix to the fuel grade area. "This strategy is prompted by the strong demand we are experiencing in the fuel market and by plans to participate in an incentive program recently initiated by the U.S. Department of Agriculture," Seaberg said. In December, the Agriculture Department took action to provide a two-year cash incentive for ethanol producers who increase their grain consumption by specified amounts to raise fuel grade alcohol production. "We expect to meet the eligibility requirements for this program, which should begin taking effect in the current quarter," Seaberg said. "Meanwhile, the recent installation of new distillation columns and related distillery enhancements at our Atchison, Kansas, plant are allowing us to realize improved food grade alcohol production efficiencies and to set the industry standard for high purity, high quality premium products," Seaberg said.

   The company's wheat starch sales, while down in total unit volume, remained relatively strong due largely to a sizeable portion of sales continuing to occur in markets served by the company's value-added modified starches, Seaberg explained. Demand for the company's specialty wheat proteins remained on an upward track in the second quarter. As recently announced, the company is acquiring a state-of-the-art manufacturing facility in Kansas City, Kan. The facility will be used primarily for the production of Wheatex, the company's unique line of textured wheat proteins that are used to improve the taste and texture of vegetarian and extended meat products. Expected to be finalized tomorrow at a cost of approximately $6.5 million, the purchase replaces Midwest Grain's previous plan to construct a Wheatex plant at a similar cost.

                                     -more-

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ADD 1--MIDWEST GRAIN REPORTS SECOND QUARTER EARNINGS

   "As I indicated in a previous announcement, the acquisition of this facility will allow us to more rapidly step up our production of textured wheat proteins," Seaberg said. "Additionally, relative to our original plan, this facility provides more space and greater flexibility to produce other lines of value-added specialty wheat proteins," he added. In addition to Wheatex, the company also produces and markets specialty wheat proteins for bakery and pasta applications, nutritional drinks, cosmetics and personal care products, pet treats and environmentally-friendly biodegradable products.

   As was the case in the first quarter, sales of the company's vital wheat gluten decreased compared to the same period a year ago due to an increase in available supplies and resulting pricing pressures in that market. "Because we are seeing no change in conditions at this time, we have taken measures to reduce and more selectively market our gluten volume in the current quarter," Seaberg said. "If not for the quota that was placed on wheat gluten imports by former President Clinton, I am certain that conditions in our domestic gluten market would be made even more severe by the predatory practices of subsidized competition from the European Union (E.U.)."

   According to Seaberg, recent attempts by the E.U. to have the three-year-long quota terminated prior to its official ending date of May 31, 2001 thus far have proved unsuccessful. Although a recent ruling by the Appellate Body of the World Trade Organization (WTO) confirmed a previous ruling that the safeguard action implementing the quota was inconsistent with the United States' obligations under the WTO Agreement on Safeguards, the U.S. has a reasonable period of time to bring its safeguard action into conformity with such obligations. Seaberg expects that this could occur within approximately 120 days. In addition, the company believes that the President may not withdraw the safeguard before the U.S. International Trade Commission (USITC) has had an opportunity to bring it into conformity with the Appellate Body decision, and therefore expects the present quota to remain in place until its scheduled May 31 termination date.

   In a related event, the Wheat Gluten Industry Council of the U.S. has formally requested a two-year extension of the quota. The request is based on grounds that through circumvention and similar tactics, E.U. producers have deliberately and effectively prevented the U.S. industry from receiving the full extent of relief that the quota intended. The request was filed with the USITC, which in turn has scheduled a hearing on the issue in late February. A decision is expected to be made prior to May 31. If an extension is not granted, the company expects competitive pressures from the E.U. to become more pronounced.

   "The current oversupply situation in the wheat gluten market is expected to adversely affect our third quarter performance," Seaberg said. "Additionally," he continued, "like natural gas customers of all sizes across the country, we are faced with significant rate hikes, which last month reached record levels. As a result, we anticipate that the astronomical rise in natural gas prices will have an even more severe impact on the third quarter's earnings."

   Seaberg noted that, while the majority of Midwest Grain's energy needs are satisfied by natural gas, the company has been able to use less expensive fuel oil for at least a portion of its operations during the current period. "This helps soften the blow while we explore various ways to make more efficient use of our energy and further enhance our risk management program," he said.

   Seaberg emphasized that conditions continue to look very promising for the company's value-added wheat proteins and starches. "We are continuing to build on our marketing capabilities and successes and to aggressively focus on strengthening our market presence in targeted areas. This includes seriously investigating possibilities for partnerships and/or acquisitions that will help broaden the value-added dimensions of our business."

This news release contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words as "intend," "believe," "estimate," "expect," "anticipate,"
"hopeful," "should," "may" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors, including those relating to grain prices, gasoline prices, energy costs, product pricing, competitive environment and related marketing conditions, operating efficiencies, access to capital and actions of governments or government officials. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

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